UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

TubeMogul, Inc.

(Name of Subject Company)

TubeMogul, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Brett Wilson

President and Chief Executive Officer

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Peter M. Astiz, Esq. Brandee Fernandez, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2000	Eric Deeds General Counsel and Secretary TubeMogul, Inc. 1250 53rd Street, Suite 2 Emeryville, California 94608 (510) 653-01260

☒	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of TubeMogul, Inc. (the “Company” or “TubeMogul”), by Adobe Systems Incorporated, a Delaware corporation (“Parent”) and Tiger Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated November 10, 2016 (the “Merger Agreement”), among the Company, Merger Sub and Parent:

•	The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by TubeMogul on November 10, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

•	Exhibit 99.1: Email to employees sent on November 10, 2016

•	Exhibit 99.2: Brett Wilson Tweet sent on November 10, 2016

•	Exhibit 99.3: Email to customers and partners sent on November 10, 2016

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of common stock of TubeMogul. At the time the Offer is commenced Merger Sub will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://investor.tubemogul.com.

Cautionary Notice Regarding Forward-Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause TubeMogul’s actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of TubeMogul’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for TubeMogul will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require TubeMogul to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on TubeMogul’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and partners and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from TubeMogul’s ongoing business operations; (ix) the risk that unexpected costs will be incurred in connection with the proposed transaction; (x) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (xii) other factors as set forth from time to time in TubeMogul’s filings with the Securities and Exchange Commission, which are available on TubeMogul’s investor relations website (http://investor.tubemogul.com) and on the SEC’s website (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of TubeMogul are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements are made. TubeMogul does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.